Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Evergreen Resources, Inc.
Commission File No. 333-116434

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced the proposed merger of a wholly-owned subsidiary of Pioneer with and into Evergreen. Set forth below is an Evergreen press release dated September 21, 2004, announcing an offer by Heartland Oil and Gas Corporation to purchase Evergreen’s assets in eastern Kansas.

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News Release

Contacts:	John B. Kelso, Director of Investor Relations
Evergreen Resources, Inc.
(303) 298-8100

EVERGREEN RESOURCES RECEIVES $22-MILLION OFFER FOR KANSAS ASSETS FROM
HEARTLAND OIL AND GAS CORP.

Denver, Colorado, September 21, 2004 ...EVERGREEN RESOURCES, INC. (NYSE: EVG) today announced that Heartland Oil and Gas Corporation (OTCBB: HOGC) has made an offer to Evergreen to purchase Evergreen’s Forest City Basin assets in eastern Kansas for gross proceeds to Evergreen of $22 million, before transaction costs. Closing of the transaction is subject to, among other things, the execution of a definitive agreement and Heartland obtaining necessary financing, on terms acceptable to Heartland, for the acquisition of Evergreen’s Kansas assets. Heartland has entered into an agreement with C.K. Cooper & Company and Sterne, Agee & Leach to arrange necessary financing to complete this transaction and provide for Heartland’s ongoing working capital.

The Kansas assets comprise all of Evergreen’s interests in the Forest City Basin, including approximately 766,000 acres of leases, well bores, surface equipment, gathering and surface facilities, vehicles, pipelines, as well as geological, engineering, land and accounting data and records.

As a condition to closing, Heartland has required that Evergreen’s executive officers agree to serve as an “advisory board” for two years to provide reasonable transition assistance to Heartland in the operation and development of the Kansas assets. In addition, Heartland intends to retain all field personnel. Subject to a definitive purchase and sale agreement and Heartland obtaining necessary financing, closing of the acquisition is expected to occur on September 24, 2004.

As previously reported, the boards of directors of Evergreen Resources and Pioneer Natural Resources Company (NYSE: PXD) approved a strategic merger valued at approximately $2.1 billion, in which Evergreen will become a subsidiary of Pioneer and Evergreen shareholders will receive new shares of Pioneer common stock and cash. Pioneer will continue to be headquartered in Dallas, and will retain Evergreen’s Denver offices as its base of operations in the Rockies. Completion of the merger is subject to the approval of the shareholders of both Evergreen and Pioneer. The merger is expected to be completed on September 28, 2004.

In addition, the merger agreement provides for an additional cash payment to Evergreen shareholders equal to the sum of: (1) $0.35 per share of Evergreen common stock as consideration from Pioneer for Evergreen’s properties located in Kansas, plus (2) an amount per share of Evergreen common stock equal to a pro rata share of the net proceeds in excess of $15 million from Evergreen’s sale, if any, of its Kansas properties to a third party if a sale occurs prior to the closing date of the merger.

Based on the offer price of $22 million and after deducting estimated transaction costs, net proceeds in excess of $15 million from the possible sale of the Kansas properties would provide Evergreen shareholders with estimated additional cash of $0.12 to $0.14 per share, resulting in a total cash payment of $0.47 to $0.49 per share for the Kansas properties. If the merger were completed on September 28, 2004, Evergreen shareholders would be entitled to receive the estimated additional cash payment of $0.12 to $0.14 per share only if the sale of the Kansas properties occurs prior to the close of business on September 27, 2004.

Evergreen Resources is an independent energy company engaged primarily in the operation, development, production, exploration and acquisition of North American unconventional natural gas properties. Evergreen is one of the leading developers of coal bed methane reserves in the United States. Evergreen’s current operations are principally focused on developing and expanding its coal bed methane project located in the Raton Basin in southern Colorado. The Company is also expanding its conventional and unconventional projects in the Piceance Basin in western Colorado, the Uintah Basin in eastern Utah, and in the Western Canada Sedimentary Basin in south-central Alberta. Evergreen has also initiated coal bed methane projects in the Cook Inlet-Susitna Basin in Alaska and the Forest City Basin in eastern Kansas.

Heartland is an emerging coal bed methane gas company focusing on its substantial acreage position in the Forest City Basin in the state of Kansas. Heartland has acquired leasehold interests in approximately 252,000 acres in the Forest City Basin. Since Heartland initiated its CBM project in 2001 the Forest City/Cherokee basin fairway has become the subject of increased activity in both leasing and drilling. At this time, several producing coal bed methane fields are located in the southern and eastern parts of the fairway, and there are a number of pilot programs under way throughout the basin.

This press release contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Evergreen as of today’s date, and Evergreen does not assume any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Evergreen and actual results may vary materially from the results and expectations discussed. For instance, although Heartland has offered to acquire the Kansas properties from Evergreen, no definitive agreements have been executed and any such acquisition would be subject to Heartland obtaining necessary financing. There is no assurance that Evergreen will sell the Kansas properties to Heartland or that any such sale would occur prior to completion of the proposed merger of a subsidiary of Pioneer with Evergreen. There is also no assurance that Evergreen and Pioneer will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Evergreen’s and Pioneer’s stockholders or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Evergreen and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Evergreen’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Evergreen’s SEC reports and public announcements.

You are urged to read the joint proxy statement/prospectus regarding the proposed merger filed with the SEC because it contains important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Evergreen at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Evergreen Resources, Inc., John B. Kelso, 1401 17th Street, Suite 1200, Denver, Colorado 80202, or via telephone at 303-298-8100.

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The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer has filed with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC‘s Internet Site (http://www.sec.gov). Copies of the joint proxy statement-prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.